October 12, 2017

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-4561

Attn:	Irene Paik

Re:	OncoCyte Corporation
Registration Statement on Form S-3
File No. 333-220769

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, OncoCyte Corporation hereby requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement to 4:00 p.m., Eastern Time, on Monday, October 16, 2017, or as soon thereafter as practicable.

Thank you for your assistance. Should you have any questions, please contact Andrew Ledbetter of DLA Piper LLP (US) at (206) 839-4845, or his colleague Kevin Criddle at (206) 839-4857.

Very truly yours,

OncoCyte Corporation

/s/ William Annett
William Annett
President and Chief Executive Officer